Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Year Ended

December 31, 2013

February 19, 2014

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated February 19, 2014 is intended to supplement and complement HudBay Minerals Inc.’s audited consolidated financial statements and related notes for the year ended December 31, 2013 (the “consolidated financial statements”). The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements and Management Information Circular, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries. “Hudbay Peru” refers to HudBay Peru S.A.C., our wholly-owned subsidiary.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward looking information includes, but is not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer (as defined below) to acquire all of the issued and outstanding shares of Augusta Resource Corporation (“Augusta”), the market for and listing of the common shares we may issue pursuant to the Offer, the value of the our common shares that may be received as consideration under the Offer, our ability to complete the transactions contemplated by the Offer, the permitting, development and financing of Augusta’s Rosemont project, the purpose of the Offer, the completion of any compulsory acquisition or subsequent acquisition transaction in connection with the Offer and any commitment to acquire outstanding shares of Augusta, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, our expectation as to the use of proceeds from the recently completed equity offering, production at our 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to complete the development of our Lalor, Constancia and Reed projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of our projects and events that may affect our projects, including the anticipated issue of required licenses, our expectation that we will receive the remaining deposit amounts under our amended precious metals stream transaction with Silver Wheaton Corp. and additional funding under our equipment financing transaction with Caterpillar Financial Services Corporation (“Cat Financial”), expectations with respect to additional credit facilities, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•             the success of mining, processing, exploration and development activities;

•             the accuracy of geological, mining and metallurgical estimates;

•             the costs of production;

•             the supply and demand for metals we produce;

•             no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•             the supply and availability of concentrate for our processing facilities;

•             the supply and availability of reagents for our concentrators;

•             the availability of third party processing facilities for our concentrate;

•             the supply and availability of all forms of energy and fuels at reasonable prices;

•             the availability of transportation services at reasonable prices;

•             no significant unanticipated operational or technical difficulties;

•             the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

•             the availability of financing for our exploration and development projects and activities;

•             the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•             the timing and receipt of various regulatory and governmental approvals;

•             the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•             our ability to secure required land rights to complete our Constancia project;

•             maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project and First Nations communities surrounding our Lalor and Reed projects;

•             no significant unanticipated challenges with stakeholders at our various projects;

•             no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•             no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•             the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•             certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments;

•             no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; and

•             the accuracy of Augusta’s public disclosure;

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the impact of the issuance of our common shares as consideration under the Offer on the market price of our common shares, the development of the Rosemont project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken in connection with the Offer, Augusta becoming a majority-owned subsidiary of Hudbay after consummation of the Offer, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, the failure to obtain the required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors”.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning Augusta

Except as otherwise expressly indicated herein, the information concerning Augusta contained in this MD&A has been taken from and is based solely upon Augusta’s public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this MD&A. Although we have no knowledge that would indicate that any information or statements contained in this MD&A concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of our directors or officers have verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to us. We have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta’’s publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta’’s public disclosure available as of the date hereof.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. issuers. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You should consider closely the disclosure on the mining industry technical terms in Schedule A “Glossary of Mining Terms” of our Annual Information Form for the fiscal year ended December 31, 2012, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in our Form 40-F filed on EDGAR on March 28, 2013 (File No. 001-34244).

Cautionary Note in Respect of the Offer

The full details of the Offer are set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which we filed with the Canadian securities regulatory authorities. We also filed with the SEC a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). The disclosure related to the Offer in this MD&A is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc. at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is unlawful.

Presentation of Non-IFRS Financial Performance Measures

We use operating cash flow per share and cash cost per pound of copper sold as non-IFRS financial performance measures in our MD&A. For a detailed description these non-IFRS financial performance measures, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 53 of this MD&A.

Qualified Person

The scientific and technical information in this MD&A related to the Constancia project (including Pampacancha) has been prepared under the supervision of and approved by Cashel Meagher, P. Geo., our Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects contained in this MD&A has been prepared under the supervision of and approved by Robert Carter, P. Eng., our Director, Technical Services. Messrs. Meagher and Carter are “Qualified Persons” for purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of Hudbay’s properties as filed on SEDAR at www.sedar.com.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper project in Peru. We also have equity investments in a number of junior exploration companies. Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

•             Constancia project over 56% complete at December 31, 2013, with capital costs and schedule on target; power line construction and community relocation well advanced.

•             Commissioning of Lalor production shaft on schedule for second half of 2014; Reed commercial production on track for the first half of 2014.

•             Completed an equity offering of 20.9 million common shares in January 2014 at a price of $8.25 per share for gross proceeds of $172.7 million.

•             On February 9, 2014, announced intention to commence an offer to acquire Augusta Resource Corporation; Augusta is the operator of the undeveloped Rosemont copper project in Arizona.

•             Loss and loss per share in the fourth quarter of 2013 were $61.5 million and $0.32, respectively, compared to a profit and profit per share of $8.1 million and $0.05 in the fourth quarter of 2012.

•             Operating cash flow per share before stream deposit and change in non-cash working capital during the fourth quarter of 2013 was nil compared to $0.03 in the fourth quarter of 2012.

•             Semi-annual dividend of $0.01 per share declared.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Dec. 31, 2013	Dec. 31, 2012
Cash and cash equivalents	631,427	1,337,088
Working capital	583,124	1,182,047
Total assets	3,843,986	3,476,497
Equity[1]	1,635,611	1,653,771

	Three Months Ended		Year Ended
Financial Performance ($000s except per share and cash cost amounts)	Dec. 31 2013	Dec. 31 2012	Dec. 31 2013	Dec. 31 2012

Revenue	136,082	180,994	516,801	702,550
(Loss) profit before tax	(33,693)	24,509	(56,004)	48,381
Basic and diluted (loss) earnings per share[1]	(0.32)	0.05	(0.59)	(0.12)
Profit (loss) for the period	(61,481)	8,143	(109,276)	(23,463)

Operating cash flow before stream deposit and change in non-cash working capital	762	6,002	9,849	142,957
Operating cash flow per share [2]	—	0.03	0.06	0.83

Cash cost, after by-product credits (per pound) [2]	2.16	1.99	1.91	1.11
Production (contained metal in concentrate)[3]
Copper (tonnes)	7,334	8,162	29,930	39,587
Zinc (tonnes)	19,910	18,370	86,527	80,865
Gold (troy oz.)	18,098	20,909	79,183	86,553
Silver (troy oz.)	169,216	198,407	772,524	823,970
Metal Sold
Payable metal in concentrate
Copper (tonnes)	7,591	10,683	28,703	43,464
Gold (troy oz.)	19,940	27,102	79,016	84,835
Silver (troy oz.)	203,272	292,409	729,106	768,804
Refined zinc (tonnes)	25,743	30,387	103,894	103,437

1 Attributable to owners of the Company.

2 Operating cash flow per share and cash cost, after by-product credits per pound of copper sold are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 53 of this MD&A.

3 Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms.

Total revenue for the fourth quarter of 2013 was $136.1 million, $44.9 million lower than the same period in 2012. This decrease was primarily due to lower inventory balances on hand in 2013 resulting in lower copper and zinc sales volumes compared to the fourth quarter of 2012. Also, as reported in our press release of January 8, 2014, copper production was below expectations in the fourth quarter. Grades mined at 777 were affected by the deferral of higher copper grade zones from the 2013 mine plan to future years as a result of temporary limitations in paste backfill availability and requirements for ground support in the higher grade zones. While rehabilitation work will continue into 2014, we remain on track to achieve full year 2014 metals production and cost guidance.

Fourth quarter of 2013 loss was affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Earnings Per Share Impact ($/share)
Impairments and mark-to-market adjustments related to junior mining investments	(8.5)	(8.5)	(0.05)

Impact on deferred taxes on change in discount rate on decommissioning and restoration liabilities	—	1.0	0.01

Peruvian deferred tax arising from fiscal stability agreement and other items	—	(20.1)	(0.12)

Foreign currency translation loss	(8.9)	(11.0)	(0.06)

Adjustment made on zinc inventory write down	(5.0)	(3.1)	(0.02)

Gain as a result of provisional pricing adjustments	0.1	0.1	—

Impairment on sale of Back Forty	(11.9)	(11.9)	(0.04)

Mark-to-market gain on metal price hedging	0.4	0.3	—

STRATEGY

Our mission is to create sustainable value through increased commodity exposure on a per share basis, in high quality, long life deposits with exploration potential in mining friendly jurisdictions.

We believe that the greatest opportunities for shareholder value creation in the mining industry are in the discovery of new mineral deposits and the development of new facilities to profitably extract ore from those deposits. We also believe that our long history of mining in northern Manitoba and our highly experienced workforce provide us with a competitive advantage in these respects relative to other mining companies of similar scale.

We intend to grow Hudbay through exploration and development of properties we already control, such as our Lalor and Reed projects in northern Manitoba and our Constancia project in Peru, as well as through the acquisition of exploration and development properties, as demonstrated by our Offer to acquire the issued and outstanding common shares of Augusta and its Rosemont project in Arizona. We also intend to optimize the value of our producing assets through efficient and safe operations.

In an attempt to ensure that any acquisitions we undertake create sustainable value for stakeholders, we have established a number of criteria for evaluating mineral property acquisition opportunities, which include the following:

•             Potential acquisitions should be located in jurisdictions that are supportive of mining activity and have acceptable levels of political risk. Given our current scale and geographic footprint, our current geographic focus is on investment grade countries in the Americas;

•             We believe we have particular expertise in the exploration and development of volcanogenic massive sulphide and porphyry mineral deposits. While these types of deposits typically contain copper, zinc and precious metals in varying quantities, we are not targeting any one type of metal; rather, we focus on properties where we see the greatest opportunities for risk-adjusted returns based on our expectations for future metals prices;

•             We typically look for mineral assets that we believe offer significant exploration potential. We believe that the market for mineral assets is sophisticated and fully values delineated resources and reserves, especially at properties that are already in production, which makes it difficult to acquire properties for substantially less than their fair value. However, markets may undervalue the exploration potential of prospective properties, providing us with an opportunity to create value through exploration on acquired properties;

•             We believe that large, transformational mergers or acquisitions are risky and potentially value destructive in the mining industry, so we typically focus on earlier stage projects unless exceptional opportunities present themselves;

•             Before we make an acquisition, we develop a clear understanding of how we can add value to the acquired property through the application of our technical, operational and project execution expertise, the provision of necessary financial capacity and other optimization opportunities; and

•             Acquisitions should be accretive to Hudbay on a per share basis. Given that our strategic focus includes the acquisition of non producing assets at various stages of development, when evaluating accretion we will consider measures such as net asset value per share and the contained value of reserves and resources per share.

Our key objectives for 2014 and early 2015 are to:

•             Advance the Constancia project toward first production in late 2014 and commercial production in the second quarter of 2015, including completion of the heavy civil earthworks and processing facilities, mine pre-stripping, commissioning of the processing facilities and progressing technical and permitting work on the Pampacancha deposit;

•             Advance the Lalor mine toward production from the main production shaft in the second half of 2014, including installation and commissioning of the production shaft equipment, completing refurbishment work at the Snow Lake concentrator and acquiring necessary permits on a timely basis;

•             Advance the Reed mine to achieve commercial production in the first half of 2014;

•             Continue our exploration program including the development of an underground exploration drift at the Lalor mine and continue to partner with junior mining companies to access promising exploration opportunities; and

•             Continue to evaluate acquisition opportunities that meet our criteria described above, and pursue those opportunities that we determine to be in the best interest of the company and our shareholders, such as our offer to acquire Augusta.

RECENT DEVELOPMENTS

Equity Financing

On January 9, 2014, we announced that we had entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of our common shares at a price of $8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and the aggregate gross proceeds from the offering were $172.7 million.

We intend to use the net proceeds of the offering for general corporate purposes, including providing us the flexibility to pursue opportunities to advance our growth strategy.

Offer to Acquire Augusta

On February 9, 2014, we announced our intention to commence an offer to acquire all of the issued and outstanding common shares of Augusta not already owned by us (the “Offer”).

Under the terms of the Offer, Augusta shareholders are entitled to receive 0.315 of a Hudbay common share for each Augusta common share held, representing approximately $2.96 per Augusta common share (based on Hudbay’s closing share price on the TSX on February 7, 2014). The Offer represents a premium of approximately 62% based on the 20-day volume-weighted average share prices of Hudbay and Augusta on the TSX for the period ended February 7, 2014, and a premium of approximately 18% to Augusta’s closing share price on the TSX on February 7, 2014 in addition to Augusta’s 26% share price increase during the two trading days preceding the Offer. The Offer values Augusta at an enterprise value of approximately $540 million on a fully diluted in-the-money basis.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on March 19, 2014, unless extended or withdrawn.

DEVELOPMENT UPDATE

Constancia

At our 100% owned Constancia copper project in Peru, detailed engineering and procurement were substantially completed during 2013, with only minor process controls and final contracts outstanding. As at December 31, 2013 the project was over 56% complete. Of the total project capital budget of US$1.7 billion, we have incurred approximately US$1.03 billion in costs to December 31, 2013 and have entered into an additional US$319 million in commitments.

We continue to advance construction activities on the power transmission line from Tintaya to Constancia, with rights of way agreements in place for 100% of the alignment. The power line construction progress was 61% complete as at January 31, 2014. We are currently commissioning mining equipment and training operators and we expect to begin pre-stripping late in the first quarter of 2014. SAG and ball mill shells and heads are 100% assembled, with trunnion installation and pinion and girth gear assembly upcoming, followed by liner installation and electromechanical tasks. Installation and assembly of the float cells is complete with work ongoing in structural steel and electromechanical equipment. We are conducting steel erection at the plant site and productivity is advancing well. Water capture for operations began in December 2013. Dam construction on the east tailings facility is well underway and on schedule. Bog removal in the east tailings facility is near completion and geomembrane liner installation continues with excellent progress.

In accordance with the agreements we have entered into with local communities, we have delivered new homes to 29 of 36 families and have constructed a total of 32 homes. The relocation of these families is in progress. In the initial area required for operations, agreements with the three families yet to move have now been reached, and to date there has been no impact to our schedule. Negotiations to secure surface rights over the Pampacancha deposit are expected to commence in the near future.

We have received approval of all required construction permits. In the third quarter of 2013, we received approval of our Environmental and Social Impact Assessment (“ESIA”) Modification 1 and submitted an application for a second amendment to the ESIA in December 2013 in respect of the final project configuration and to permit the incorporation of Pampacancha into the mine plan. We have received the first round of observations from the Ministry on ESIA Modification 2 and are addressing them with no critical items noted. All permitting remains on schedule. We have also obtained approval for the early refund of value added tax on purchases with retroactive effect to December 2012 and have received our first refund of US$21 million from the tax authorities in January 2014. Also in December 2013, we entered into a 15-year tax and fiscal stability agreement with the government of Peru.

The existing project schedule and revised capital cost estimate contemplates that the remaining capital spending will occur in 2014 as set out below:

(in US$ millions)
Total estimated future capital spending - 2014	678
Total spent in 2012 - 2013	1,030
Total[1]	1,708

1 The total project budget does not reflect pre-production revenue and costs, which will continue to be applied to capitalized costs during the development period.

Lalor

Of the mine construction budget of $441 million, we have invested approximately $381 million at our 100% owned Lalor project in Manitoba to December 31, 2013 and have entered into an additional $32 million in commitments. The underground mine remains on schedule and on budget. We are continuing the underground project development and have completed the excavation of the production shaft to the 985 metre level. We have completed the steel guide installation to the 220 metre level as at January 31, 2014 and are planning to complete the installation in the second quarter of 2014. Underground construction on the ore and waste handling systems and main dewatering is proceeding on schedule. We have now completed the final engineering for the surface exhaust fan installation which will be built after the main ventilation shaft hoist is dismantled. We have completed the final planning for the office/changehouse and final site layout. We expect to receive the Environmental Act licence, which permits mining from the production shaft, in the ordinary course.

We are investing $9 million at our existing Snow Lake concentrator to refurbish equipment and facilities and double production capacity to approximately 2,700 tonnes per day by mid-2014, when the production shaft at Lalor is being commissioned. This investment has enabled the deferral of construction of the new Lalor concentrator until 2015.

Given the nature of the Lalor project, we expect to refer to three phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project includes the main ventilation shaft and associated surface and underground workings that will contribute to the production of ore between 2012 and 2014. We commenced commercial production for the first phase on April 1, 2013 with Lalor initial production contributing to profit starting at that time.

The second phase of the project is expected to be completed in the second half of 2014 when the main production shaft has been commissioned for ore hoisting, subject to receipt of required regulatory permits. At that time we expect to discontinue the use of the ventilation shaft for hoisting and transition fully to use of the main production shaft. We have determined that the appropriate level of activity that represents commercial production for the second phase of the project is hoisting at 60% of the average of planned ore mined over a one year period for a minimum of a one month period. Once the new production shaft is operational but prior to reaching commercial production from the production shaft, all revenue and costs associated with mine production from Lalor will be capitalized.

The third phase of the project involves the new concentrator. We are processing the Lalor ore at the nearby Snow Lake concentrator until we complete the construction of the new concentrator located at the Lalor site.

The remaining capital spending on the Lalor mine project is expected to occur in 2014 as set out below:

(in $ millions)	Mine
Total estimated future capital spending - 2014	60
Total spent in 2010-2013	381
Total[1]	441

1 The total project budget does not reflect pre-production revenue and costs or investment tax credits associated with new mine status for income tax purposes, all of which will continue to be applied to capitalized costs.

Reed

Of our $72 million estimated capital construction budget, we have invested approximately $63 million at our 70% owned Reed project in Manitoba to December 31, 2013 and have entered into an additional $4 million in commitments. As of January 31, 2014, project development has advanced 2,004 metres with an additional 598 metres of pre-production development for a total 2,602 metres of advancement.

During the fourth quarter of 2013 the mine produced 29,997 tonnes of ore at a copper grade of 1.96% and a zinc grade of 2.72%. The majority of the 38,232 tonnes mined in 2013 were from the zinc-rich Zone 30 resulting in the production of a zinc concentrate, which was not anticipated in the pre-feasibility study. In December 2013, mining commenced from the first longhole production stope on the 85 metre level. The project is on budget and on schedule and is expected to reach commercial production by the second quarter of 2014.

The remaining capital spending on the Reed mine is expected to occur in 2014 as set out below:

(in $ millions)
Total estimated future capital spending - 2014	9
Total spent in 2012-2013	63
Total[1]	72

1 The total project budget does not reflect pre-production revenue and costs or investment tax credits associated with new mine status for income tax purposes, all of which will continue to be applied to capitalized costs.

OPERATIONS REVIEW

The Environment

There were no significant environmental non-compliances during 2013.

All producing operations have management systems certified to both OHSAS 18001 for occupational health and safety and ISO 14001 for the environment. In addition, the production and supply of Manitoba’s cast zinc products are registered to the ISO 9001 quality standard.

Health and Safety

For the three months ended December 31, 2013, we recorded a lost time accident frequency (including contractors) of 0.2 per 200,000 hours worked, the same lost time accident frequency for the comparable period in 2012. For the full year 2013, we recorded a lost time accident frequency of 0.4, compared to a lost time accident frequency of 0.3 in 2012.

Mines

		Three Months Ended		Year Ended		Guidance[1]
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
		2013	2012	2013	2012	2013
777
Ore	tonnes	391,946	403,281	1,625,532	1,529,103	1,620,000
Copper	%	1.71	2.04	1.85	2.32	2.18
Zinc	%	3.57	3.69	3.81	4.16	4.41
Gold	g/tonne	1.77	2.24	2.02	2.18	1.94
Silver	g/tonne	20.25	24.09	23.01	25.77	30.89
Trout Lake
Ore	tonnes	—	—	—	247,868	—
Copper	%	—	—	—	2.03	—
Zinc	%	—	—	—	3.65	—
Gold	g/tonne	—	—	—	2.23	—
Silver	g/tonne	—	—	—	13.64	—
Chisel North Zinc Ore
Ore	tonnes	—	—	—	135,808	—
Zinc	%	—	—	—	8.78	—
Chisel North Copper Ore
Ore	tonnes	—	—	—	50,970	—
Copper	%	—	—	—	1.61	—
Zinc	%	—	—	—	2.50	—
Gold	g/tonne	—	—	—	2.44	—
Silver	g/tonne	—	—	—	24.39	—
Lalor
Ore	tonnes	101,327	57,926	400,590	72,293	418,000
Copper	%	1.02	0.54	0.84	0.63	0.54
Zinc	%	8.64	12.09	9.44	11.83	9.89
Gold	g/tonne	1.54	1.44	1.21	1.67	1.23
Silver	g/tonne	23.71	17.33	19.39	19.29	17.70
Reed[2]
Ore	tonnes	29,997	—	38,232	—	51,000
Copper	%	1.96	—	1.90	—	3.43
Zinc	%	2.72	—	2.73	—	1.18
Gold	g/tonne	0.92	—	0.92	—	0.72
Silver	g/tonne	11.17	—	11.33	—	8.80
Total Mines
Ore	tonnes	523,270	461,207	2,064,354	2,036,042	—
Copper	%	1.59	1.85	1.66	2.06	—
Zinc	%	4.50	4.74	4.89	4.64	—
Gold	g/tonne	1.68	2.14	1.84	2.07	—
Silver	g/tonne	20.40	23.24	22.09	24.70	—

1    Initial guidance as released on January 9, 2013.

2    Includes 100% of Reed mine production.

		Three Months Ended		Year Ended		Guidance[1]
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
Unit Operating Costs		2013	2012	2013	2012	2013

Mines
777	$/tonne	43.00	49.31	43.06	42.83	38 - 42
Trout Lake	$/tonne	—	—	—	56.15	—
Chisel North	$/tonne	—	—	—	92.36	—
Lalor	$/tonne	109.87	—	110.35	—	75 - 95
Total Mines	$/tonne	56.73	49.31	54.28	49.22

1    Initial guidance as released on January 9, 2013.

777 Mine

Ore production at our 777 mine for the fourth quarter of 2013 decreased 3% compared to the same period in 2012 primarily due to ground conditions, which required rehabilitation of existing stopes and which prevented mining in those stopes in the quarter. Copper grade in the fourth quarter of 2013 was 16% lower than the same period in 2012 as a result of reduced flexibility in our current mining plan. In the fourth quarter of 2013, zinc, gold and silver grades decreased by 3%, 21% and 16%, respectively, compared to the same period in 2012 as a result of the areas being mined. Operating costs per tonne of ore in the fourth quarter of 2013 were 13% lower, compared to the same period in 2012, primarily due to improved maintenance on equipment and increased amount of capital activity.

Full year 2013 ore production increased 6% compared to the same period in 2012 primarily due to improved equipment availability. Copper, zinc, gold and silver grades for 2013 were lower by 20%, 8%, 7% and 11%, respectively, compared to 2012, due to sequencing of stopes. Copper and zinc grades were lower than 2013 guidance due to ground conditions encountered at the 777 mine that led to a change in planned mine sequencing of certain higher grade zones and the limitation of paste backfill in the third quarter which also impacted stope sequencing. These higher grade zones are scheduled to be mined in 2014 and subsequent years.

Operating costs in 2013 remained relatively consistent compared to the same period in 2012, but were higher than guidance mainly due to contractor costs and higher than expected rehabilitation costs. Additional contractor work was required at 777 in the first two quarters of 2013 due to issues with equipment availability in the fall of 2012 that reduced operating development rates.

Trout Lake Mine and Chisel North Mine

We closed our Trout Lake mine on June 29, 2012 after more than 30 years of operation, and production at our Chisel North mine ended on September 30, 2012.

Lalor Mine

Commercial production commenced for the first phase of Lalor on April 1, 2013. Costs during the first quarter were capitalized to the Lalor project, however, as we commenced commercial production at the beginning of the second quarter, all costs incurred after that time are included in cost of sales on the consolidated income statements. Production for the year was slightly lower than expectations as a result of the breakdown of the temporary hoisting apparatus in the third quarter of 2013. Although ore was trucked to surface during repairs to the hoist, production was at a reduced rate for a five week period.

During 2013, at our Lalor mine, operating costs were above guidance due to higher than expected contractor costs.

Reed Mine

The Reed Mine commenced production in September 2013 and is expected to reach commercial production by the second quarter of 2014. Production volumes and grades were below guidance due to mining ore lenses at higher levels within the mine than previously planned. The ore lenses at these elevations contained lower volume and grade than is expected at lower lenses.

Processing Facilities

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
		2013	2012	2013	2012	2013[1]	2014
Flin Flon Concentrator[2]
Ore	tonnes	436,623	414,489	1,658,035	1,872,211	1,719,000	—
Copper	%	1.72	2.06	1.86	2.27	—	—
Zinc	%	3.54	3.74	3.79	4.06	—	—
Gold	g/tonne	1.73	2.23	1.99	2.20	—	—
Silver	g/tonne	19.98	24.45	22.77	24.16	—	—
Copper concentrate	tonnes	28,530	31,819	118,125	162,701	—	—
Concentrate grade	% Cu	23.59	24.88	23.66	24.18	—	—
Zinc concentrate	tonnes	24,006	25,453	100,082	123,326	—	—
Concentrate grade	% Zn	50.93	51.73	51.79	51.66	—	—
Copper recovery	%	89.7	92.7	90.9	92.7	92	—
Zinc recovery	%	79.2	84.9	82.6	83.8	85	—
Gold recovery	%	60.5	65.9	63.1	64.4	69	—
Silver recovery	%	48.3	55.9	53.8	55.6	—	—

Contained metal in concentrate produced
Copper	tonnes	6,731	7,917	27,950	39,342	—	33,000-41,000
Zinc	tonnes	12,226	13,168	51,827	63,709	—	50,000-60,000
Precious metals	ounces	16,659	22,709	77,182	99,630	—	73,000-88,000

Snow Lake Concentrator
Ore	tonnes	108,738	59,787	422,287	199,636	369,000	—
Copper	%	0.68	0.60	0.60	0.33	—	—
Zinc	%	7.57	9.23	8.66	8.91	—	—
Gold	g/tonne	1.57	1.33	1.51	0.84	—	—
Silver	g/tonne	16.75	15.31	15.86	29.38	—	—
Copper concentrate	tonnes	2,841	1,316	9,784	1,316	—	—
Concentrate grade	% Cu	21.18	18.54	20.22	18.55	—	—
Zinc concentrate	tonnes	14,864	10,179	67,347	33,275	—	—
Concentrate grade	% Zn	51.69	51.12	51.53	51.56	—	—
Copper recovery	%	81.6	68.5	77.7	37.3	82	—
Zinc recovery	%	93.3	94.3	94.9	96.4	95	—
Gold recovery	%	61.8	46.5	59.6	22.1	65	—
Silver recovery	%	57.5	55.1	56.5	8.6	—	—

Contained metal in concentrate produced
Copper	tonnes	603	245	1,980	245	—	3,000-4,000
Zinc	tonnes	7,684	5,202	34,700	17,156	—	37,000-45,000
Precious metals	ounces	3,889	1,449	14,074	1,470	—	26,000-32,000

1    Initial guidance as released on January 9, 2013.

2    Includes 100% of Reed mine production.

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
Unit Operating Costs		2013	2012	2013	2012	2013[1]	2014

Concentrators
Flin Flon	$/tonne	13.75	14.32	14.78	13.39	12 - 16
Snow Lake	$/tonne	34.78	42.97	34.82	38.11	25 - 30

Combined mine/mill unit operating costs
Flin Flon (777/Reed)	$/tonne	55.16	62.29	58.00	58.33		54-66
Snow Lake (Lalor)	$/tonne	137.16	—	137.68	137.36		102-124

1    Initial guidance as released on January 9, 2013.

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
		2013	2012	2013	2012	2013[1]	2014[2]
Manitoba contained metal in concentrate produced 3 4
Copper	tonnes	7,334	8,162	29,930	39,587	33,000 - 38,000	36,000-45,000
Zinc	tonnes	19,910	18,370	86,527	80,865	85,000 - 100,000	87,000-105,000
Gold	troy oz.	18,098	20,909	79,183	86,553	—	—
Silver	troy oz.	169,216	198,407	772,524	823,970	—	—

Precious metals[5]	troy oz.	20,548	24,158	91,256	101,100	85,000 - 105,000	99,000-120,000

1     Initial guidance as released on January 9, 2013.

2     Guidance relates to Manitoba only.

3     Includes 100% of Reed mine production.

4     Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms. Production volumes include anticipated pre-commercial production amounts from Lalor, Reed and Constancia.

5     Precious metals include gold and silver production. For precious metals production, silver is converted to gold using the average gold and silver realized sales prices during the period. For precious metals guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the fourth quarter of 2013, ore processed was 5% higher compared to the same period in 2012, primarily as a result of ore production from Reed. In the fourth quarter of 2013, copper and zinc concentrates produced were 10% and 6% lower, respectively, compared to the fourth quarter of 2012 as a result of mine sequencing producing lower head grades. Recoveries of copper, zinc, gold and silver in the fourth quarter of 2013 were 3%, 7%, 8% and 14% lower compared to the same period in 2012 as a result of lower mine head grades experienced during the fourth quarter of 2013. Operating cost per tonne of ore processed in the fourth quarter of 2013 was 4% lower than the same period in 2012 as a result of increased ore throughput.

Ore processed in 2013 was 11% lower than 2012 due to the Trout Lake and Chisel North mine closures and the ramping up of the Reed and 777 North projects. Ore processed was lower than 2013 guidance mainly because Lalor ore that had been planned to be processed at the Flin Flon concentrator was instead processed at the Snow Lake concentrator. When combined, the ore treated in both concentrators met our 2013 guidance.

Copper and zinc concentrate production in 2013 was 27% and 19% lower, respectively, than in 2012 as a result of the mine closures and mine sequencing producing lower head grades. Recoveries of copper, zinc, gold and silver in 2013 remained relatively consistent compared to 2012. Operating cost per tonne of ore processed for in 2013 was 10% higher than the same period in 2012, due primarily to reduced ore throughput.

The Flin Flon concentrator met unit cost guidance despite lower than expected tonnes of ore processed. Zinc metal contained in concentrate was consistent with 2013 guidance, while contained copper metal in concentrate fell short of guidance as a result of head grades realized from the operating mines in 2013. Zinc, copper, and gold recoveries were also below guidance, primarily as a result of head grades mined in 2013.

Snow Lake Concentrator

During the fourth quarter of 2013, ore processed was 82% higher than in the fourth quarter of 2012 as a result of increased ore from Lalor. Copper and zinc concentrate produced increased by 116% and 46%, respectively, as a result of increased throughput. Unit operating costs per tonne of ore processed for the fourth quarter of 2013 were 19% lower than the fourth quarter of 2012, as a result of increased throughput in the plant.

Ore processed in 2013 was 112% higher than the same period in 2012 as a result of increased ore from Lalor, compared to ore feed from Chisel North. Copper and zinc concentrate produced increased 643% and 102%, respectively, compared to the same period in 2012 as a result of increased throughput. Unit operating costs per tonne of ore processed in 2013 were 9% lower than in 2012 as a result of increased throughput in the plant.

Unit operating costs were higher than 2013 guidance as a result of higher utilization of reagents and grinding media than expected, as well as the use of contractors to meet staffing requirements due to the challenges of attracting experienced personnel to the Snow Lake area.

Metallurgical Facilities

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
Zinc Production		2013	2012	2013	2012	2013[1]	2014
Zinc Concentrate Treated
Domestic	tonnes	41,245	42,033	179,553	144,586	199,000	—
Purchased	tonnes	6,558	16,700	13,110	56,172	2,600	—
Total	tonnes	47,803	58,733	192,663	200,758	201,600	195,000-225,000
Refined Metal Produced
Domestic	tonnes	20,548	19,214	89,838	69,476	—	—
Purchased	tonnes	3,443	10,725	6,467	31,221	—	—
Total	tonnes	23,991	29,939	96,305	100,697	101,000	100,000-110,000

1    Initial guidance as released on January 9, 2013.

		Three Months Ended		Year Ended		Guidance
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
Unit Operating Costs		2013	2012	2013	2012	2013[1]	2014
Zinc Plant	$/lb. Zn	0.39	0.33	0.35	0.36	0.33-0.39	0.30-0.37

1    Initial guidance as released on January 9, 2013.

Zinc Plant

Production of cast zinc in the fourth quarter of 2013 decreased by 20% compared to the same period in 2012 due to limited availability of domestic and purchased zinc concentrate. Operating costs per pound of zinc metal produced were unusually high, and 18% higher during the fourth quarter of 2013 compared to the fourth quarter of 2012, as a result of lower throughput.

2013 production of cast zinc was 4% lower than the same period in 2012 as a result of concentrate availability in 2013. Operating costs per pound of zinc metal produced in 2013 were consistent with the same period in 2012 and 2013 guidance, notwithstanding reduced plant throughput.

Metal Sold

		Three Months Ended		Year Ended
		Dec. 31	Dec. 31	Dec. 31	Dec. 31
		2013	2012	2013	2012
Payable metal in concentrate
Copper	tonnes	7,591	10,683	28,703	43,464
Gold	troy oz.	19,940	27,102	79,016	84,835
Silver	troy oz.	203,272	292,409	729,106	768,804
Refined zinc	tonnes	25,743	30,387	103,894	103,437

OUTLOOK

The outlook and financial targets described herein relate only to fiscal 2014. This outlook includes forward-looking information about our operations and financial expectations based on our expectations and outlook as of February 19, 2014. This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and our achievement of the results and targets discussed in this outlook. For additional information on forward-looking information, refer to “Forward- Looking Information” on page 2 of this MD&A.

We may update our outlook depending on changes in metals prices and other factors.

In addition to this section, refer below to the “Operations Review” and “Financial Review” sections for additional details on our outlook for 2014. For information on our sensitivity to metals prices and foreign exchange rates, refer below to the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

Material Assumptions

Our 2014 operational and financial performance will continue to be influenced by a number of factors. At the macro-level, the general performance of the North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our performance. Our general expectations regarding metals prices and foreign exchange rates are included below in the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

2014 Mine and Mill Production (Contained Metal in Concentrate)

		Year Ended December 31, 2013	2014 Guidance1 2
Copper	(tonnes)	29,930	41,000-55,000
Zinc	(tonnes)	86,527	87,000-105,000
Precious Metals[3]	(troy oz.)	91,258	101,000-123,000

1    Includes 100% of Reed mine production.

2    Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms. Production volumes include anticipated pre-commercial production amounts from Lalor, Reed and Constancia.

3    Precious metals production includes gold and silver production. Silver converted to gold at a ratio of 50:1 for 2014 guidance. For 2013 production, silver converted to gold at 64:1 based on 2013 realized sales prices.

We expect contained copper metal in concentrate in 2014 to increase from 2013 levels as we reach commercial production from the Reed mine and achieve initial production at Constancia. The 2014 guidance includes 5,000 to 10,000 tonnes of copper and 2,000 to 3,000 ounces of precious metals from our Constancia project. Contained zinc metal in concentrate in 2014 is expected to increase over 2013 levels due to the completion of the main ventilation shaft at Lalor and upgrade of the Snow Lake concentrator in the second half of 2014. We expect precious metals production to increase from 2013 due to higher production from Lalor and initial production from Constancia.

COMMODITY MARKETS

In addition to our production, financial performance is directly affected by a number of factors including metals prices, foreign exchange rates, and input costs, including energy prices. Average prices for copper and precious metals were lower in 2013 than in 2012, while average zinc prices and the Canadian/U.S. dollar exchange rate were similar in both years.

We have developed the following market analysis from various information sources including commodity analysts and industry experts.

Copper

In 2013, the London Metal Exchange (“LME”) copper price averaged US$3.32 per pound (“/lb”), with prices ranging between US$3.01/lb and US$3.74/lb. Copper concentrate and refined metal markets moved from a deficit in recent years to a moderate surplus in 2013, as mine supply growth from projects initiated several years ago was offset by lower scrap copper availability due to weaker prices.

A more positive global economic outlook is expected to support demand growth alongside continued growth in mine supply, resulting in another year of a moderate surplus. While limited scrap availability may constrain refined metal supply, treatment and refining charges for copper concentrate may remain elevated due to mine supply growth. Due to the curtailment of capital spending in the mining industry generally in 2013, mine supply growth is expected to peak by 2016, with copper market deficits expected to follow in the absence of new mine construction.

Zinc

In 2013, the LME zinc price averaged US$0.87/lb, with prices ranging from US$0.81/lb to US$0.99/lb. Restrained refined metal production at Chinese smelters resulted in another year of refined market deficits and a moderate concentrate surplus, resulting in higher concentrate treatment charges and a continued draw down of refined metal inventories, albeit from relatively high inventory levels.

A continued lack of industry investment in new zinc mine production capacity together with anticipated closures of major mines has the potential to result in a draw down of zinc metal inventories to relatively low levels and a significant deficit in the global zinc metal market within the next two years.

Precious Metals

Gold and silver prices averaged US$1,411 per ounce and $23.85 per ounce, respectively, during 2013 reflecting a sharp drop in prices during the second quarter of 2013. Concerns about the planned tapering of monetary stimulus by central banks combined with an absence of inflationary pressures weighed on sentiment for precious metals. The outlook for gold and silver is likely to remain dependent on market sentiment and the trajectory of interest rates and inflation.

Foreign Exchange

As revenues from our principal products are substantially denominated in US dollars and the majority of our operating costs are denominated in Canadian dollars, we are affected by fluctuations in the Canadian/US dollar exchange rate. In general, a stronger Canadian dollar causes our revenue, and therefore profit, to decrease when we convert our US dollar receipts into Canadian dollars. In addition, a stronger Canadian dollar may result in foreign exchange gains or losses depending on whether we hold a net cash or net debt balance in US dollars.

The Canadian dollar traded in a relatively narrow range between $0.98 and $1.07 per US dollar through 2013, with an average rate of $1.03 per US dollar. Over the course of 2013, the Canadian dollar gradually weakened relative to the US dollar as weak economic growth in the Canadian economy contrasted with a more robust recovery in the US. The Canadian dollar continued to weaken in early 2014 for similar reasons.

As we develop our Constancia project in Peru, the exchange rate between the US dollar and the Peruvian nuevo soles (“PEN”) will become increasingly important with capital and operating costs denominated in PEN. In 2013, the PEN weakened significantly during the second quarter as part of a general depreciation of emerging market currencies versus the US dollar. The currency began 2013 near a high of 2.54 per US dollar, weakening to a low of 2.81 per US dollar at the end of 2013, with an average rate of 2.70 per US dollar during 2013.

SENSITIVITY ANALYSIS

Profit Sensitivity

The following table displays the estimated impact of changes in metals prices and exchange rates on our 2014 net profit, assuming that our operational performance is consistent with our guidance for 2014. The effects of a given change in an assumption are isolated.

		Change of 10%, as represented by:[1]	Would change 2014 profit by (C$ million)	Would change 2014 profit per share by2 (C$/share)
Metal Prices
Higher copper price	lb.	+US$0.32	13	0.07
Lower copper price	lb.	-US$0.32	(11)	(0.06)
Higher zinc price	lb.	+US$0.09	10	0.05
Lower zinc price	lb.	-US$0.09	(13)	(0.07)
Higher gold/silver prices	troy oz.	+US$135.00/US$2.30	1	0.01
Lower gold/silver prices	troy oz.	-US$135.00/US$2.30	(1)	(0.01)

Exchange Rates[3]
Stronger US dollar[4]	C$/US$	+C$0.10[6]	27	0.14
Weaker US dollar[5]	C$/US$	-C$0.10[6]	(31)	(0.16)

1     Based on metals prices of US$3.23/lb copper, US$0.90/lb zinc, US$1,350.00/oz gold, US$23.00/oz silver, and C$1.03/US$.

2     Based on estimated future weighted average number of common shares outstanding of 191.4 million.

3     Reflects change in profit associated with operational performance only, does not include change in profit arising from translation of balance sheet accounts.

4     Representing a movement from C$1.03/US$ to C$1.13/US$.

5     Representing a movement from C$1.03/US$ to C$0.93/US$.

FINANCIAL REVIEW

Financial Results

In the fourth quarter of 2013, we recorded a loss of $61.5 million compared to a profit of $8.1 million for the same period in 2012, an increased loss of $69.6 million. The increased loss was primarily a result of lower revenue, higher foreign exchange loss and a higher impairment expense and tax expense, partially offset by lower mine operating costs due to lower sales volumes.

For the full year 2013, we recorded a loss of $109.3 million compared to a loss of $23.5 million in 2012, an increased loss of $85.8 million. The increased loss was primarily a result of lower revenues, partially offset by lower mine operating costs and lower tax expense. For additional details on revenue and cost of sales variances see below.

	Three Months Ended	Year Ended
(in $ millions)	Dec. 31 2013	Dec. 31 2013

Increase (decrease) in components of profit or loss:
Revenues	(44.9)	(185.8)
Cost of sales
Mine operating costs	17.7	72.8
Depreciation and amortization	(1.2)	(0.9)
Selling and administrative expenses	1.7	(0.4)
Exploration and evaluation	6.3	20.3
Other operating income	(1.0)	(1.3)
Other operating expenses	(0.3)	2.1
Asset impairment loss	(11.9)	(15.4)
Finance income	(0.6)	(2.7)
Finance expenses	0.3	5.9
Other finance losses	(24.3)	1.0
Tax	(11.4)	18.6
Decrease in profit for the period	(69.6)	(85.8)

Revenue decreased in the fourth quarter of 2013

Total revenue for the fourth quarter of 2013 was $136.1 million, $44.9 million lower than the same period in 2012. This decrease was primarily due to lower inventory balances on hand in 2013 resulting in lower copper and zinc sales volumes compared to the fourth quarter of 2012.

For the full year 2013, revenue was $516.8 million, $185.8 million lower in 2012, primarily due to lower sales volumes and lower metals prices. The following table provides further details of this variance:

(in $ millions)	Three Months Ended Dec. 31 2013	Year Ended Dec. 31 2013

Metals prices[1]
Lower copper prices	(2.1)	(34.8)
Lower zinc prices	(0.2)	(2.6)
Lower gold prices	(3.7)	(29.9)
Lower silver prices	(1.4)	(6.8)

Sales volumes
Lower copper sales volumes	(23.9)	(105.8)
(Lower) higher zinc sales volumes	(10.2)	0.3
Lower gold sales volumes	(9.1)	(6.0)
Lower silver sales volumes	(1.6)	(0.5)

Other
Favourable movement in foreign exchange rates	11.0	21.3
Derivative mark-to-market	0.1	(9.8)
Pre-production revenue	(2.6)	(12.4)
Other volume and pricing differences	(1.5)	(1.6)
Effect of lower treatment and refining charges	0.3	2.8
Decrease in revenue in 2013 compared to 2012	(44.9)	(185.8)

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(in $ millions)	2013	2012	2013	2012
Copper	59.0	80.1	210.4	343.7
Zinc	55.0	62.7	219.1	222.6
Gold	25.3	36.1	99.5	131.8
Silver	3.8	6.3	14.4	21.0
Other	1.0	1.5	5.8	6.3
Gross revenue	144.1	186.7	549.2	725.4
Treatment and refining charges	(5.3)	(5.6)	(19.9)	(22.7)
Pre-production revenue	(2.7)	(0.1)	(12.5)	(0.1)
Revenue	136.1	181.0	516.8	702.6

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Our realized prices for the fourth quarters of 2013 and 2012 are summarized below:

			Realized prices[1] for three months ended			Realized prices[1] for year ended
		LME Q4	Dec. 31	Dec. 31	LME YTD	Dec. 31	Dec. 31
		2013[2]	2013	2012	2013[2]	2013	2012

Prices in US$
Copper[3]	US$/lb.	3.24	3.34	3.42	3.32	3.27	3.59
Zinc[3]	US$/lb.	0.87	0.95	0.95	0.87	0.95	0.96
Gold3 4	US$/troy oz.		1,209	1,341		1,222	1,548
Silver3 4	US$/troy oz.		17.51	21.96		19.10	27.33

Prices in C$
Copper[3]	C$/lb.	3.41	3.49	3.40	3.42	3.36	3.59
Zinc[3]	C$/lb.	0.91	0.99	0.94	0.89	0.98	0.99
Gold3 4	C$/troy oz.		1,262	1,331		1,257	1,553
Silver3 4	C$/troy oz.		18.27	21.66		19.65	27.32

Exchange rate[5]	US$1 to C$		1.04	0.99		1.03	1.00

1     Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate.

2     London Metal Exchange average for copper and zinc prices.

3     Copper, zinc, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including costless collars that are not included in the above realized prices. For the three months ended December 31, 2013, the unrealized components of those derivatives resulted in a gain of US$0.04/lb; loss of US$0.002/lb., gains of US$6.2/oz., and US$0.47/oz., respectively. For the three months ended December 31, 2012, only zinc revenues include unrealized gains and losses related to forward zinc purchase contracts that are not included in the above realized prices. The unrealized components of these derivatives resulted in a gain of US$0.009/lb. for zinc.

4     Since August 1, 2012, sales of gold and silver from our 777 mine have been subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries. Previously, we sold gold and silver from our 777 mine as contained metal within our copper concentrate. Realized gold and silver prices for 2013 include deferred revenue of US$927.55/oz and US$15.29/oz, respectively.

5     Average exchange rate for the period.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

	Three months ended December 31, 2013
	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements ($)	59.0	55.0	25.3	3.8	1.0	144.1
Derivative mark-to-market and other ($)	(0.6)	1.2	(0.1)	(0.1)	—	0.4
Revenue excluding unrealized derivative mark-to-market ($)	58.4	56.2	25.2	3.7	1.0	144.5
Payable Metal in Concentrate Sold[1]	7,591	25,743	19,940	203,272	—	—
Realized Price2 4	7,694.86	2,183.54	1,262	18.27	—	—
Realized Price3 4	3.49	0.99	—	—	—	—

	Year ended December 31, 2013
	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements ($)	210.4	219.1	99.5	14.4	5.8	549.2
Derivative mark-to-market and other ($)	2.3	4.2	(0.2)	—	—	6.3
Revenue excluding unrealized derivative mark-to-market ($)	212.7	223.3	99.3	14.4	5.8	555.5
Payable Metal in Concentrate Sold[1]	28,703	103,894	79,016	729,106	—	—
Realized Price2 4	7,408.20	2,149.80	1,257	19.65	—	—
Realized Price3 4	3.36	0.98	—	—	—	—

1 Copper and zinc shown in metric tonnes and gold and silver are shown in ounces.

2 Realized price for copper and zinc in C$/metric tonne and realized price for gold and silver in C$/troy oz.

3 Realized price for copper and zinc in C$/lb.

4 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

	Three months ended December 31, 2012
	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements ($)	80.1	62.7	36.1	6.3	1.5	186.7
Derivative mark-to-market ($)	—	0.6	—	—	—	0.6
Revenue excluding unrealized derivative mark-to-market ($)	80.1	63.3	36.1	6.3	1.5	187.3
Payable Metal in Concentrate Sold[1]	10,683	30,387	27,102	292,409	—	—
Realized Price2 4	7,493.20	2,081.20	1,331	21.66	—	—
Realized Price3 4	3.40	0.94	—	—	—	—

	Year ended December 31, 2012
Revenue per financial statements ($)	343.7	222.6	131.8	21.0	6.3	725.4
Derivative mark-to-market ($)	—	3.2	—	—	—	3.2
Revenue excluding unrealized derivative mark-to-market ($)	343.7	225.8	131.8	21.0	6.3	728.6
Payable Metal in Concentrate Sold[1]	43,464	103,437	84,835	768,804	—	—
Realized Price2 4	7,907.50	2,182.57	1,553	27.32	—	—
Realized Price3 4	3.59	0.99	—	—	—	—

1 Copper and zinc shown in metric tonnes and gold and silver are shown in ounces.

2 Realized price for copper and zinc in C$/metric tonne and realized price for gold and silver in C$/troy oz.

3 Realized price for copper and zinc in C$/lb.

4 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes, and transfer of risk and title with customers.

Outlook (Refer to the Forward-Looking Information section on page 2 of this MD&A)

We expect that revenues will continue to be affected mainly by the volume of contained metal production, purchased zinc concentrates and the market prices of copper and zinc, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Due mainly to depreciation of the Canadian dollar relative to the US dollar, copper and zinc prices denominated in Canadian dollars have been higher to date in 2014 than average prices in 2013. Revenues and cash proceeds realized from gold and silver sales from our 777 mine (which represents most of our current gold and silver production) are unaffected by the decline in gold and silver prices in 2013 due to the streaming agreement with Silver Wheaton.

Increased domestic zinc production in 2014 and improved availability of purchased zinc concentrate is expected to lead to higher overall zinc metal production and zinc revenues in 2014, assuming no change to metal prices. The ramp up of production at the new Reed mine and commissioning of the main production shaft at the Lalor mine are also expected to contribute to higher revenues, once the facilities are considered to have achieved commercial production.

Cost of sales decreased in the fourth quarter of 2013

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s)	2013	2012	2013	2012
Detailed cost of sales

Mines
777	16,852	19,884	68,592	65,489
Trout Lake	—	—	—	13,918
Chisel North	—	—	—	17,251
Lalor	11,132	—	35,174	—

Concentrators
Flin Flon	6,005	5,933	24,505	25,075
Snow Lake	3,782	2,570	14,704	7,609

Metallurgical plants
Zinc plant	20,644	21,475	75,259	79,383

Other
Services and site administration	17,261	19,935	65,216	81,325
Purchased concentrate (before inventory changes)	10,490	8,037	14,865	51,597
Manitoba employee profit sharing	1,165	3,225	7,767	16,888
Net profits interest	2,073	4,018	10,448	17,867
Distribution	8,579	10,429	30,548	40,662
Changes in domestic inventory	(3,372)	23,512	7,814	17,869
Depreciation and amortization	21,888	20,656	76,714	75,801
Adjustments related to zinc inventory write-downs	5,011	(1,955)	5,011	(5,420)
Other	251	572	182	3,353
Cost of sales	121,761	138,291	436,799	508,667

Total cost of sales for the fourth quarter of 2013 was $121.8 million, reflecting a decrease of $16.5 million from the fourth quarter of 2012. This was primarily due to lower change in domestic inventory balance in the fourth quarter of 2013 compared to the fourth quarter of 2012. The change in domestic inventory increased cost of sales significantly in the fourth quarter of 2012 as a result of inventory draw downs. This was partially offset by $11.1 million in costs related to the Lalor mine which were incurred prior to Lalor achieving commercial production and a $5.0 million write down of our zinc inventory in the quarter which was required as a result of high production costs in December.

Cost of sales for the 2013 year was $436.8 million, reflecting a decrease of $71.9 million from 2012. This was due to a decrease in costs of $31.2 million at our Trout Lake and Chisel North mines in 2013 as a result of the mine closures. In addition, purchased concentrate costs for the 2013 year were $36.7 million lower than in 2012 as a significantly reduced amount of purchased zinc concentrate was processed in 2013; service and site administration expenses were $16.1 million lower in the current year than 2012 as the 2012 expenses included a charge of $3.7 million related to our adoption of a new accounting standard for employee benefits and $10.8 million of past service costs associated with the new collective agreements retroactive to January 1, 2012; and 2013 distribution costs were $10.2 million lower than in 2012 as a result of decreased copper concentrate sales volumes. These expense reductions were partially offset by $35.2 million in costs related to the Lalor mine which was not in commercial production in 2012 and increased costs of $7.1 million at our Snow Lake concentrator associated with increased throughput.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 14 of this MD&A.

For the fourth quarter of 2013, other significant variances in expenses, compared to the same period in 2012, included the following:

•             Selling and administrative expenses decreased by $1.7 million, primarily due to reduced discretionary spending on overhead costs.

•             Exploration and evaluation expenses decreased by $6.3 million as grassroots exploration spending was reduced to focus on brownfield opportunities.

•             Asset impairment loss increased to $11.9 million as a result of an impairment related to our Back Forty asset in Michigan. This resulted from a write down to fair market value less cost to sell as a result of our classification of the asset as an asset held for sale.

•             Other finance losses increased by $24.3 million from a gain of $6.9 million in the fourth quarter of 2012 to a loss of $17.4 million in the fourth quarter of 2013, primarily as a result of:

•             Foreign exchange losses of $8.9 million compared to a foreign exchange gain of $9.1 million in the fourth quarter of 2012, a net change of $18.0 million, primarily as a result of a weakening Canadian dollar against the US dollar in the fourth quarter of 2013 unfavourably impacting the net monetary liability position on the balance sheet (which is mainly US dollar denominated long term debt); and

•             Impairment losses and mark-to-market adjustments of $8.5 million compared to losses of $2.3 million in the fourth quarter of 2012, due to poor market conditions for investments in junior mining companies.

For 2013, other significant variances in expenses from operations, compared to the same period in 2012, included the following:

•             Exploration and evaluation expenses decreased by $20.3 million to $23.3 million primarily as a result of lower grassroots exploration spending resulting from a change in focus towards brownfield opportunities. In addition, lower costs were incurred at our Back Forty project in Michigan following our decision to suspend development activities at the project and pursue strategic alternatives.

•             Other operating expenses decreased by $2.1 million to $9.2 million primarily as a result of lower decommissioning and restoration expenses and mine costs at our non producing mines, partially offset by higher general operating costs in our South America business unit and the write-down of mining equipment to fair value at operating sites.

•             Asset impairment loss increased to $15.4 million as a result of an impairment related to our Back Forty asset in Michigan. This resulted from a write down to fair market value less cost to sell as a result of our classification of the asset as an asset held for sale.

•             Finance income decreased by $2.7 million to $3.5 million, due to lower cash balances earning interest income which excludes interest earned on temporarily invested debt proceeds, which we have capitalized.

•             Finance expenses decreased by $5.9 million primarily as a result of lower financing fees. Finance fees in 2012 were associated with efforts to arrange financing for the Constancia project, and finance fees expensed in 2013 resulted from a write off of prepaid financing fees related to our previous credit facility.

•             Other finance losses decreased by $1.0 million to $43.7 million in 2013 primarily as a result of impairment losses and mark-to-market adjustments of $19.2 million which were $24.6 million lower than in 2012. This was mostly offset by an increase in foreign exchange losses of $23.6 million compared to 2012 as a result of a weakening Canadian dollar against the US dollar in 2013 that unfavourably impacted the net monetary liability position on the balance sheet (which is mainly US dollar denominated long term debt).

The following is a summary of the impact of foreign currency translation on total equity:

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(in $ millions)	2013	2012	2013	2012
Loss on Soles denominated transactions, primarily cash translated to USD	(1.9)	(0.2)	(26.7)	(1.7)
Loss on translation of USD denominated long-term debt and interest expense accrued, net of transaction costs and embedded derivative	(16.6)	(5.7)	(35.8)	(9.3)
Gain of translation of USD cash balances	8.7	13.5	34.6	9.6
Gain on working capital and other small entities	0.9	1.5	3.4	0.5
Total pre-tax (loss) gain	(8.9)	9.1	(24.5)	(0.9)
Total tax (expense) recovery related to translation	(2.1)	(0.6)	(5.2)	0.2
Total (loss) gain to the income statements	(11.0)	8.5	(29.7)	(0.7)
Cumulative translation adjustment gain (loss) in other comprehensive income related to translation of foreign operations, primarily Peru	47.8	9.5	87.7	(10.9)
Total increase (decrease) to equity	36.8	18.0	58.0	(11.6)

Outlook (Refer to the “Forward-Looking Information” section on page 2 of this MD&A)

Cost of sales is expected to increase in 2014 compared to 2013 as we commence commercial production from the Reed mine and grow production from Lalor, notwithstanding expectations for relatively stable unit cost results from our existing operations.

Tax Expense

For the three months and year ended December 31, 2013 tax expense increased by $11.4 million and decreased by $18.6 million, respectively, compared to the same periods in 2012.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s)	2013	2012	2013	2012
Non-cash - income tax expense [1]	23,980	3,492	49,988	44,077
Non-cash - mining tax (recovery) expense [1]	(466)	294	(8,817)	9,381
Total non-cash tax expense	23,514	3,786	41,171	53,458
Estimated current tax expense (recovery) - income tax	727	1,368	3,502	(14,673)
Estimated current tax expense - mining tax	3,547	11,212	8,599	33,059
Total estimated current tax expense	4,274	12,580	12,101	18,386
Tax expense	27,788	16,366	53,272	71,844

1                   Non-cash tax expenses represent our draw-down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on profit before tax for 2013 was approximately negative 95.5% (2012 - 60.8%). Applying the statutory income tax rate of 27.4% to our loss before taxes of $56.0 million would have resulted in a tax recovery of approximately $15.3 million; however we recorded an income tax expense of $53.5 million (2012 - $29.4 million). The significant items causing our effective income tax rate to be different than the 27.4% statutory income tax rate include:

•             Certain of our foreign operations incurred losses of $24.9 million (2012 - $22.0 million), the tax benefit of which has not been recognized since we determined that it is not probable that we will realize the benefit of these losses. This results in an increase in deferred tax expense of approximately $6.8 million for the year;

•             An increase to deferred tax expense of $20.3 million (2012 — decrease of $5.7 million) due to the fact that we recognize Peruvian non-monetary assets in our financial statements at historical cost, whereas the tax base of the assets change as exchange rates fluctuate, which gives rise to a temporary difference;

•             Impairment loss of $16.3 million (2012 - $40.2 million) that was recorded to recognize impairments on available-for-sale investments in junior mining companies due to poor market conditions. These losses cause deductible temporary differences which can result in a deferred tax asset being recognized to the extent any Canadian accrued gains exist based on the projected applicable capital gains tax rate at 50% of the statutory income tax rate. We have not recorded a related deferred tax asset for these deductible temporary differences as there are no Canadian accrued gains on account of capital, resulting in an increase in deferred tax expense of approximately $4.5 million for the year;

•             Certain foreign exchange losses of $52.1 million (2012 — losses of $6.1 million) that are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense for the year of approximately $14.3 million;

•             Decreases to our decommissioning and restoration liabilities in Manitoba resulting from a significant increase in discount rates required us to record a corresponding non-cash decrease to property, plant and equipment. We recognized a deferred tax recovery of $6.5 million in 2013 (2012 - expense of $1.4 million) related to the decrease in property, plant and equipment; however, we did not recognize a deferred tax expense related to the decrease in the decommissioning and restoration liabilities since it was not considered probable that the expense would be realized;

•             The tax benefit of certain Peruvian expenses were not recorded in the year since it was not considered probable that the benefit of these expenses would be realized resulting in an increase in deferred tax expense of approximately $16.5 million for the year (2012 - expense of $7.2 million); and

•             In Q4 2013, we finalized a 15-year mining tax stability agreement with the Peruvian government. The agreement provides tax stability for a 15-year period for the taxes existing on the date of the agreement along with accelerated tax depreciation, a 2% increase in the applicable income tax rate, and the ability to elect to file tax returns with US dollar financial statements. The increase in the applicable income tax rate from 30% to 32% resulted in an increase in deferred tax expense of approximately $13 million for the year as the higher rate was applied to our Peruvian temporary differences.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 15.0% to our loss before taxes for the 2013 year of $56.0 million would have resulted in a tax recovery of approximately $8.4 million and we recorded a mining tax recovery of $0.2 million (2012 - $42.4 million expense). For 2013, our effective rate for mining taxes was approximately 0.4% (2012 - 87.7%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of taxable profits from mining. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•            10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as deferred mining tax assets. We estimate that the tax rate that will be applicable when the majority of temporary differences reverse will be approximately 15.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies’ operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability at the tax rate we expect to apply when temporary differences reverse and have reassessed the effective rates that apply from the last reporting period.

LIQUIDITY AND CAPITAL RESOURCES

Precious Metals Stream Transaction with Silver Wheaton

On September 28, 2012, we closed a precious metals stream transaction with Silver Wheaton related to gold and silver production from our 777 mine and silver production from our Constancia project and received an upfront deposit payment of US$500 million. In addition to the deposit payments, we will receive ongoing payments of the lesser of US$400 per ounce of gold and US$5.90 per ounce of silver (both subject to an inflationary adjustment) or the prevailing market price of gold and silver delivered. During the second quarter of 2013, we received an additional US$125 million deposit payment as we had paid for US$500 million in capital expenditures at our Constancia project. The final US$125 million deposit payment is payable once we have paid for a total of US$1 billion in capital expenditures at our Constancia project. On November 4, 2013, we entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which we will receive an additional US$135 million deposit against delivery of 50% of payable gold from the Constancia project. In addition to the deposit payment for gold, we will receive the lesser of the market price and US$400 per ounce for gold delivered to Silver Wheaton, subject to 1% annual escalation after three years. We are entitled to the US$135 million deposit once we have incurred and paid US$1.35 billion in capital expenditures at the Constancia project and satisfied certain other customary conditions precedent. Silver Wheaton has the option to make the deposit payment in cash or Silver Wheaton common shares, with the number of shares calculated at the time the payment is made. Gold recovery for purposes of calculating payable gold will be fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.

For further information on the precious metals stream transaction, refer to note 19 of our December 31, 2013 annual consolidated financial statements.

9.50% Senior Unsecured Notes

On June 20, 2013 and December 9, 2013, we issued US$150 million and US$100 million aggregate principal amount of our 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$500 million aggregate principal amount of 9.50% senior unsecured notes due October 1, 2020, that we issued in September 2012 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes issued in June were priced at 102% of the aggregate principal amount, resulting in gross proceeds of US$153 million and will yield 9.11% to maturity. The Additional Notes issued in December were priced at 100% of their face value, and yielded gross proceeds of US$100 million. The Initial Notes were priced at 100% of their face value, and yielded gross proceeds of US$500 million. The Notes have been classified as long term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds have been used to date to fund the development of Constancia, interest costs have been capitalized to project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project.

The Notes contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to our financial performance, there are transaction-based restrictive covenants that limit our ability to incur additional indebtedness in certain circumstances. These restrictions could limit our ability to obtain future debt financing, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in the economy or metals prices. In addition, our ability to make restricted payments, including dividend payments, is subject to compliance with certain covenants.

For further information on the terms of the Notes, refer to note 18 of our 2013 annual consolidated financial statements.

Senior Secured Revolving Credit Facility

In connection with completing the issuance of the Additional Notes, in June 2013, we amended and restated our revolving credit facility. The amended and restated credit facility matures on September 12, 2016 and has a maximum availability equal to the lesser of US$100 million and a borrowing base related to the accounts receivable and inventory of our Manitoba business unit, which was US$73 million at December 31, 2013. The amendments also included the removal of debt to EBITDA and EBITDA to interest maintenance covenants, such that the only remaining financial maintenance covenant is the requirement to maintain a tangible net worth. The amended and restated credit facility contains other customary covenants for a facility of this type.

As at December 31, 2013, we were in compliance with our covenants under the credit facility. Also as at December 31, 2013, we had $64.1 million in outstanding letters of credit collateralized by cash and cash equivalents that would have been classified as restricted cash in the absence of the credit facility.

Equipment Finance Facility

In October 2013 we entered into an equipment financing facility with Cat Financial to finance the purchase of up to approximately US$130 million of mobile fleet at our Constancia project. Loans pursuant to the equipment financing facility will have a term of six years and be secured by the Constancia mobile fleet. We have drawn down US$26.5 million under the facility and expect to draw down the remaining available funds later in the first quarter of 2014 as we complete commissioning of the related equipment.

Common Equity Financing

On January 9, 2014, we announced that we had entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of our common shares at a price of $8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering was $172.7 million.

Standby Credit Facilities

The Bank of Montreal has committed to provide standby credit facilities providing US$200 million in total available funds, comprised of a replacement for our current US$100 million revolving credit facility if required and an incremental US$100 million credit facility available to refinance any indebtedness of Augusta which may become repayable as a result of completion of the Offer.

The facilities are fully committed and subject only to customary conditions related to completion of the Offer and documentation. Both will be secured on similar terms as our existing revolving credit facility.

The Offer is not subject to a financing condition and these facilities will only be drawn at our discretion.

Offtake Financing

We are also pursuing a US$150 million standby debt facility for the Constancia project linked to concentrate offtake.

Financial Condition

Financial Condition as at December 31, 2013 compared to December 31, 2012

Cash and cash equivalents decreased by $705.7 million from December 31, 2012 to $631.4 million as at December 31, 2013. This decrease was primarily driven by $905.0 million in capital expenditures principally at our Lalor and Constancia projects, and interest and dividend payments of $58.5 million and $18.9 million, respectively. These expenditures were partially offset by proceeds of $261.4 million from the issuance of Additional Notes and the receipt of a US$125 million second deposit under the precious metals stream transaction with Silver Wheaton. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $598.9 million to $583.1 million from December 31, 2012 to December 31, 2013. In addition to the lower cash and cash equivalents position:

•             Receivables increased by $115.4 million, primarily due to an increase in the current portion of the statutory receivables related to the Peruvian sales tax;

•             Trade and other payables increased by $12.4 million due to higher accruals and payables, partially offset by accrual of interest expense related to the Notes.

Cash Flows

The following table summarizes our cash flows for the three months and year ended December 31, 2013 and December 31, 2012.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s)	2013	2012	2013	2012

(Loss) profit for the period	(61,481)	8,143	(109,276)	(23,463)
Tax expense	27,788	16,366	53,272	71,844
Items not affecting cash	32,797	(18,333)	61,352	157,239
Taxes paid	1,658	(174)	4,501	(62,663)
Operating cash flows before stream deposit and change in non-cash working capital	762	6,002	9,849	142,957
Precious metals stream deposit	—	—	131,475	491,600
Change in non-cash working capital	2,283	16,999	2,795	(90,705)
Cash generated by operating activities	3,045	23,001	144,119	543,852
Cash used in investing activities	(279,062)	(196,889)	(1,053,013)	(545,653)
Cash generated in financing activities	105,077	(1,785)	183,448	428,955
Effect of movement in exchange rates on cash and cash equivalents	9,880	13,780	19,785	10,857
Decrease in cash and cash equivalents	(161,060)	(161,893)	(705,661)	438,011

Cash Flow from Operating Activities

Operating cash flow before stream deposit and change in non-cash working capital was $0.8 million for the fourth quarter of 2013, a $5.2 million decrease compared with the same period in 2012, primarily due to lower inventory balances on hand in 2013 resulting in lower copper and zinc sales volumes compared to the fourth quarter of 2012.

2013 operating cash flows before stream deposit and change in non-cash working capital were $9.8 million, reflecting a decrease of $133.1 million compared 2012, primarily as a result of lower copper sales volumes, lower realized prices and reduced gold and silver cash receipts at the 777 mine during the period, as a result of the precious metals stream transaction.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2013 our investing and financing activities used cash of $174.0 million, driven primarily by capital expenditures of $238.5 million and Peruvian sales tax payments of $43.1 million, partially offset by proceeds of $105.5 million from the Additional Notes issued in December 2013.

In 2013 we used $869.6 million in investing and financing activities primarily driven by capital expenditures of $905.0 million, interest payments of $58.5 million, dividend payments of $18.9 million and refundable Peruvian sales tax payments of $130.9 million. In addition, we reclassified $20.9 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to provide a letter of credit as a first annual deposit of security with respect to its decommissioning and restoration obligations. This was partially offset by proceeds of $261.4 million from the Additional Notes issued during the year.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(in $ millions)	2013	2012	2013	2012
777 Mine	11.1	5.1	38.6	25.9
Trout Lake Mine	—	—	—	1.2
Lalor Mine	7.9	0.1	21.8	0.1
Flin Flon and Snow Lake Concentrators	1.1	0.6	1.7	3.8
Flin Flon and Snow Lake Other	2.6	5.6	10.0	15.8
Zinc Plant	1.6	1.1	3.6	8.9
Other	(0.3)	0.2	0.7	1.0
Sustaining capital expenditures	24.0	12.7	76.4	56.7
Lalor Project	12.5	24.6	85.5	118.3
Capitalized Peru	234.7	174.5	715.1	395.8
777 North Expansion	—	1.6	1.3	6.9
Back Forty Project	—	—	—	1.2
Reed	5.8	7.6	38.2	23.5
Growth capital expenditures	253.0	208.3	840.1	545.7
Capital accruals for the period	(38.5)	(40.3)	(11.5)	(91.9)
Total	238.5	180.7	905.0	510.5

Our capital expenditures for the three months ended December 31, 2013 were $238.5 million, an increase of $57.8 million compared to the same period in 2012. The increase was primarily due to increased expenditures at our Constancia project, partially offset by lower capitalized costs at our Lalor project due to timing of spending. During the three months ended December 31, 2013, we recorded $2.9 million in investment tax credits which were primarily offset against Lalor and Reed capitalized project expenditures.

Our capital expenditures for the year ended December 31, 2013 were $394.5 million higher than in 2012, primarily due to increased capitalized expenditures at our Constancia and Reed projects, in addition to expenditures related to the Lalor mine. The higher expenditures were partially offset by decreased capitalized expenditures at our Lalor project. During the year ended December 31, 2013, we recorded $7.3 million in investment tax credits which were primarily netted against Lalor and Reed capitalized project expenditures.

Contractual Obligations and Commitments

The following table summarizes certain of our contractual obligations as at December 31, 2013 for the periods specified:

		Less than	1 - 3	4-5	After
Payment Schedule	Total	1 Year	Years	Years	5 Years
	($000s)
Long-term debt obligations	1,328,170	75,781	151,563	151,563	949,263
Capital lease obligations	195	195	—	—	—
Operating lease obligations	18,012	3,198	4,995	4,126	5,693
Purchase obligations - capital commitments	544,506	485,254	59,252	—	—
Purchase obligation - other commitments[1]	976,939	4,330	413,077	204,194	355,338
Pension and other employee future benefits obligations	198,930	34,242	34,158	9,952	120,578
Decommissioning and restoration obligations[2]	142,619	552	2,679	4,519	134,869
Total	3,209,371	603,552	665,724	374,354	1,565,741

1     Primarily made up of a long term agreement with a Peruvian mining contractor to provide mining services for the first three years of Constancia operation, obligations for power purchases and port services for our Constancia project.

2     Before inflation

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments:

•             A profit-sharing plan with most Manitoba employees;

•             Silver Wheaton precious metals stream agreements;

•            A royalty agreement and net profit interest agreement related to the 777 mine; and

•             Collective Bargaining Agreements in place with the unionized Flin Flon/Snow Lake workforce.

Liquidity

During 2014, we anticipate making $904 million in capital expenditures on the Constancia, Lalor and Reed projects, together with $110.4 million in accrued but unpaid expenditures on these projects. We have total pro-forma available and committed liquidity of approximately $1.4 billion, including $631 million in cash and cash equivalents at December 31, 2013, US$260 million in amounts due from Silver Wheaton, $173 million in gross proceeds from our January 2014 equity financing, together with amounts available under the Cat Financial equipment finance facility, other credit facilities and cash tax refunds expected to be received during the first half of 2014.

We are also pursuing a US$150 million standby debt facility for the Constancia project linked to concentrate offtake. To the extent that metals prices decline materially from current levels or we have other unanticipated demands on liquidity, we may need to raise additional financing or pursue other corporate initiatives.

Outstanding Share Data

As of February 18, 2014, there were 193,008,376 common shares of Hudbay issued and outstanding. In addition, options for a maximum aggregate of 3,340,240 common shares were outstanding.

FINANCIAL RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metals Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement. We may hedge base metals prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives. However, we will generally prefer to raise financing for attractive growth opportunities through equity issuance if the only alternative is to engage in a substantial amount of long-term strategic metals price hedging. We may also hedge base metals prices to manage the risk of putting higher cost operations into production or the risk associated with provisional pricing terms in concentrate purchase and sales agreements.

During August and September 2013 we entered into copper and zinc hedging transactions intended to manage the risk of adverse changes to operating cash flow as we approach the expected completion of our Lalor and Constancia projects in the second half of 2014. In copper, we have entered into costless collar transactions on approximately 69 million pounds of copper for the period of October 2013 through December 2014, inclusive, at an average floor price of US$3.00/lb and an average cap price of US$3.46/lb. During the year ended December 31, 2013, 14 million pounds of copper collars were settled, leaving 55 million pounds unsettled for 2014. In zinc, we have entered into costless collar transactions on approximately 127 million pounds of zinc for the period of October 2013 through December 2014, inclusive, at an average floor price of US$0.80/lb and an average cap price of US$0.97/lb. During the year ended December 31, 2013, 21 million pounds of zinc collars were settled leaving 106 million pounds unsettled for 2014. The collar transactions are cash-settled financial derivatives with the floor price being at our option and the cap price at the counterparty’s option, whereby if the average price in a given month is less than the floor price, we will receive the difference between the average price and the floor price multiplied by the notional volume for the month. Conversely, if the average price in a given month is higher than the cap price, we will pay the difference between the average price and the cap price multiplied by the notional volume for the month.

To provide a service to customers who purchase zinc from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

From time to time, we enter into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. We are generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time we deliver gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. Similarly, we also enter into copper forward transactions from time to time to hedge the risk of provisionally priced copper sales. Our swap agreements are with counterparties we believe to be creditworthy and do not require us to provide collateral.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. We typically do not enter into hedging of our exposure to the Canadian/US dollar exchange rate, as the historic correlation between the foreign exchange rate and commodity prices has generally served to mitigate our risk exposure to commodity prices.

To the extent that we make commitments to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our income statement. At December 31, 2013, approximately $297.2 million of our cash and cash equivalents was held in US dollars, and approximately $145.9 million of our cash and cash equivalents was held in PEN.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2013				2012[2]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($000s)
Revenue	136,082	130,179	130,659	119,881	180,994	144,658	189,858	187,038
(Loss) profit before tax	(33,693)	9,650	(39,883)	7,923	24,509	6,253	650	16,969
(Loss) profit	(61,481)	2,985	(52,686)	1,907	8,143	(5,354)	(29,606)	3,355
(Loss) earnings per share:
Basic	(0.32)	0.03	(0.31)	0.01	0.05	(0.03)	(0.17)	0.03
Diluted	(0.32)	0.03	(0.31)	0.01	0.05	(0.03)	(0.17)	0.03
Operating cash flow per share[1]	—	0.07	(0.06)	0.07	0.03	0.12	0.38	0.25

1 Operating cash flow per share is before stream deposit and change in non cash working capital, and is a non IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 53 of this MD&A.

2 The 2012 amounts reflect the adjustments required by the revised IAS 19, Employee Benefits. See note 4 in the consolidated financial statements.

Our revenue in 2013 has decreased from 2012 as a result of volume and price reductions. The loss in the second quarter of 2013 included $23.8 million in foreign currency translation losses and $16.3 million in deferred tax expense on translation of Peruvian tax basis. The loss in the fourth quarter of 2013 included $8.9 million in foreign currency translation losses, an $11.9 million impairment charge on the Back Forty project, and $20.1 million in deferred tax expense associated with Peruvian items.

Operating cash flow per share was lower in all quarters in 2013 and the fourth quarter of 2012 compared to previous quarters, due primarily to reduced revenues from generally lower metal sales prices, as well as lower gold and silver cash receipts as a result of the stream transaction. In addition, the operating cash flow was lower in the second half 2012 and 2013 as a result of lower sales volumes due to the closure of two mines in 2012. The operating cash flow per share in the second quarter of 2012 benefited from a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools related to the “New Mine” status ruling at our Lalor mine.

The following table sets forth selected consolidated financial information for each of the three most recently completed years:

	2013	2012[1]	2011
	($000s)
Revenue	516,801	702,550	890,817
Profit before tax	(56,004)	48,381	209,025

(Loss) profit from continuing operations	(109,276)	(23,463)	75,196
Loss from discontinued operations	—	—	(238,784)
(Loss)	(109,276)	(23,463)	(163,588)
Earnings per share[2]:
Continuing operations - basic and diluted	(0.59)	(0.12)	0.48
Discontinued operations - basic and diluted	—	—	(1.40)
(Loss) earnings per share	(0.59)	(0.12)	(0.92)

Total assets	3,843,986	3,476,497	2,455,004
Operating cash flow before stream deposit and change in non-cash working capital	9,849	142,957	252,154
Total long-term financial liabilities[3]	802,370	502,668	—
Dividends declared per share	0.11 [4]	0.20	0.20

1     The balances for the year ended December 31, 2012 reflect the adjustments related to the adoption of amended IAS 19, Employee Benefits. See note 4 in the consolidated financial statements.

2     Attributable to owners of the Company

3     Total long-term financial liabilities include non-current portions of long-term debt and other financial liabilities.

4     Dividend declared during March and September of 2013.

Revenues were higher in 2011 primarily as a result of higher market prices for copper, zinc, gold, and silver. In addition, 2011 revenues benefited from increased sales volumes as excess copper concentrate inventories accumulated during 2010 were sold. Our revenue in 2012 and 2013 has decreased as a result of volume and price reductions.

Profit from continuing operations decreased from 2011 mainly as a result of the decreased revenue. In 2013 and 2012 we recorded a loss as a result of decreased gross margins and impairments on our available-for-sale investments in junior mining companies which arose primarily as a result of poor equity market conditions. In 2013, an impairment in our investment in the Back Forty exploration project along with an impairment of zinc inventories, unrealized foreign exchange losses on foreign denominated balances and deferred tax expense associated with Peruvian items contributed to losses for the year.

Losses from discontinued operations includes activities related to the Fenix project, which was sold during the third quarter of 2011. For 2011, the loss from discontinued operations includes an impairment loss of $212.7 million on the carrying value of Fenix, as well as a further loss of $22.5 million transferred from the foreign currency translation reserve within equity to the income statement upon disposal of the Fenix project.

Total assets increased significantly from 2011 to 2013 primarily due to investments in and financing raised for our development stage projects, Constancia, Lalor and Reed.

ACCOUNTING CHANGES

New standards adopted in 2013

For information on our adoption of new accounting standards, refer to note 4 of our December 31, 2013 annual consolidated financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our December 31, 2013 annual consolidated financial statements.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Areas where we apply critical judgements include:

•             Judgements that affect multiple areas of the financial statements:

•             Judgements related to estimating mineral reserves and resources which form the basis of life of mine plans which are utilized in impairment testing, timing of payments related to decommissioning obligations and depreciation of capital assets;

•             Acquisition method accounting as it concerns classification and accounting for investments in various ventures;

•             Determination of functional currency;

•             Income and mining taxes;

•             Commencement of commercial production which impacts the timing of revenue recognition, reclassification of capital works in progress and depreciation commencement; and

•             Exercise of judgement in respect of the outcome of uncertain future events as it concerns recognizing contingent liabilities.

•             Judgements that relate mainly to assets (these judgements also affect other areas of the financial statements):

•                                     In process inventory quantities and inventory cost allocations;

•                                     Property, plant and equipment:

•             Cost allocations for mine development;

•             Mining properties expenditures capitalized;

•             Classification of supply costs as related to capital development or inventory acquisition;

•             Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment;

•             Determination of when an asset or group of assets is in the condition and location to be ready for use as intended by management for the purposes of commencing deprecation;

•             Componentization;

•             Assessment of impairment, including determination of cash-generating units and assessing for indicators of impairment;

•             Recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment;

•             Determining whether assets meet criteria for classification as held for sale; and

•             Measurement and classification of Peruvian sales taxes paid on capital expenditures.

•             Judgements that relate mainly to liabilities (these judgements also affect other areas of the financial statements):

•                  Determining the accounting classification of the precious metals stream deposit.

Areas where we apply critical estimates include:

• Estimates that affect multiple areas of the financial statements:

•             Assumptions which are key in the estimation of mineral reserves and resources. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with NI 43-101;

•                                                   Estimating mineral reserves and resources;

•                                                   Acquisition method accounting;

•                                                   Estimates of fair value of financial instruments; and

•             Tax estimates including future taxable profit which impact the ability to realize deferred tax assets on our balance sheet.

• Estimates that relate mainly to assets (these estimates also affect other areas of the financial statements):

•             Goodwill and non-current asset impairment testing input assumptions:

•              Future production levels and timing;

•              Operating and capital costs;

•              Future commodity prices;

•              Foreign exchange rates; and

•              Risk-adjusted discount rates

•             In process inventory quantities, inventory cost allocations and inventory valuation; and

•             Property, plant and equipment:

•   Units of production depreciation;

•   Plant and equipment estimated useful lives and residual values; and

•   Finite life intangible assets.

• Estimates that relate mainly to liabilities (these estimates also affect other areas of the financial statements):

•                  Pensions and other employee benefits;

•                  Decommissioning, restoration and similar liabilities including estimated future costs and timing of spending;

•                  Contingent liabilities;

•                  Capital commitments; and

•                  Determination of deferred revenue per unit related to the precious metals stream transactions and determination of current portion of deferred revenue.

• Estimates that relate mainly to the income statement:

•                  Assaying used to determine revenue.

Mineral reserves and resources

We estimate mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates.

There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond our control. We base our estimates on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and interpreting this data requires complex geological judgements. Changes in our assumptions, including economic assumptions such as metals prices and market conditions, could have a material effect on our financial position and results of operation.

Changes in our mineral reserve or resource estimates may affect:

•            the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;

•             depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine or plan;

•             the provision for decommissioning, restoration and similar liabilities; and

•             the carrying value of deferred tax assets.

Acquisition method accounting

When we make an acquisition, we first determine whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. We apply judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

When we enter into a business combination, we apply the acquisition method of accounting. In doing this, we estimate the fair values of the assets we have acquired and the liabilities and contingent liabilities we have assumed as at the acquisition date. Determining such fair values frequently also requires us to estimate related mineral reserves and resources that can be reliably measured. In determining these fair values, we must also apply judgement in areas including future cash flows, metals prices, exchange rates and appropriate discount rates. We use the fair values when we recognize the assets and liabilities on the balance sheet, including goodwill. In certain circumstances, we may also have to make estimates or apply judgement to measure contingent consideration. We measure goodwill at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of assets acquired and liabilities and contingent liabilities assumed (identifiable net assets) on the basis of fair value at the date of acquisition. Changes in estimates and assumptions could result in significant differences in the amount of goodwill recognized.

Estimates of fair value of financial instruments

We record various financial assets, financial liabilities and derivatives at fair value. If quoted market prices are available, we use them for our fair value estimates, using bid prices for financial assets and asking prices for financial liabilities. If quoted market prices are not available, we use internal valuation models with observable forward market commodity prices, currency exchange rates and discount factors based on appropriate market interest rates, adjusted for credit risk. When we invest in warrants to acquire shares of other companies, we estimate their fair values using a Black-Scholes model. When we invest in shares of private companies, we estimate their fair value using valuation models or techniques such as discounted cash flow analysis, consideration of recent arm’s-length market transactions or reference to the current fair value of another instrument that is substantially the same. Valuation models can produce a fair value that may not reflect future fair value.

We separate and record at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, and certain other sale contracts. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. At each reporting date, we mark-to-market provisionally priced metals based on the forward market price for the quotational period stipulated in the contract with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts.

The Notes contain an option to repay the entire amount prior to October 1, 2020 based on a prescribed prepayment penalty schedule. This prepayment option has been treated as an embedded derivative on the consolidated balance sheet in accordance with IFRS. The prepayment option is measured at fair value at each reporting date with any change recorded as other finance gains/losses, in the consolidated income statement. The fair value of the prepayment option was determined using a trinomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

Each reporting date, we exercise judgement as we assess financial assets not carried at fair value through profit or loss to determine whether there is objective evidence of impairment, For our available-for-sale investments in equity securities, this includes assessing whether there has been a significant or prolonged decline in the fair value of the security below its cost. Where we have previously recognized impairment of financial assets other than available-for-sale equity investments, we also apply judgement each reporting date to assess whether it is appropriate to reverse previous impairment based on improved conditions.

Taxes

We use the asset and liability method of tax allocation for accounting for income taxes. Deferred income and mining tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to be in effect in the years that differences reverse. These determinations rely on management’s estimate of when temporary differences will reverse, as well as management’s interpretation of tax legislation. Deferred tax assets are recognized to the extent that it is probable that the deferred tax assets will be realized. We evaluate the carrying value of deferred tax assets on a quarterly basis and adjust the amount that is probable to be realized as necessary. Factors used to assess the likelihood of realization include forecasts of future taxable income and available tax planning strategies that could be implemented to realize deferred tax assets.

In process inventory quantities and inventory cost allocations

We determine the cost of production of concentrate inventory on a weighted average cost basis and the cost of production of finished metal inventory using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. We measure in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgement are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

We estimate the realizable value of in process inventories at reporting dates and carry inventories at the lower of cost and estimated net realizable value. Where the net realizable value is less than the accumulated costs that have been allocated to that inventory, we recognize an impairment charge as part of current period operating costs to reduce the carrying value of the inventory. If conditions improve subsequently, we determine whether it is appropriate to reverse impairment losses previously recorded.

Property, plant and equipment and exploration and evaluation

The carrying amounts of property, plant and equipment and exploration and evaluation assets on our balance sheet are significant and reflect multiple estimates and applications of judgement.

We exercise judgement in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. We use judgement and estimates when we determine whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. In accordance with our accounting policy, the end of the exploration and evaluation phase occurs when we have completed a preliminary feasibility study, some of the resources have been converted to reserves, and we determine it is probable the property will be developed into a mine.

For mines in the production stage, we apply judgement to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year. In doing this, we use estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

For depreciable property, plant and equipment assets, we make estimates to determine depreciation. For assets depreciated using the straight-line method, we estimate residual value and useful lives of the assets or components. Where the estimated life of the related mine or plant is shorter, we use that in our depreciation calculations. For assets depreciated on a unit-of-production basis, we use estimated associated future development costs and estimated proven and probable tonnes of mineral reserves, as described above. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

Assessment of impairment and recoverability of exploration and evaluation assets

At the end of each reporting period, we apply judgement when we review the carrying amounts of property, plant and equipment, exploration and evaluation assets and computer software to determine whether there is any indication of impairment. If any such indication exists, we estimate the recoverable amount of the asset in order to determine the extent of the impairment loss, if any.

The recoverable amount is the higher of the fair value less costs to sell and value in use. In our business, fair value less costs to sell is usually higher than value in use because IFRS restricts value in use calculations from considering future development. Judgement is required to determine fair value less costs to sell. For mineral assets, fair value is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

Given volatility in interest rates, foreign exchange rates and metal prices, it is reasonably possible that changes could occur in these key assumptions that may cause a decline in the recoverable amount of our mineral properties which may result in an impairment charge in future periods, reducing our earnings.

Pensions and other employee benefits

Our post retirement obligations relate mainly to ongoing health care benefit plans. We estimate obligations related to our pension and other employee benefits plans using actuarial determinations that incorporate assumptions using our best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. We review all assumptions at each reporting date. In determining the appropriate discount rate, we consider the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. We use a mortality rate based on publicly available mortality tables for the specific country, and we base future salary increases and pension increases on expected future inflation rates for the respective country.

Decommissioning, restoration and similar liabilities

Decommissioning, restoration and similar liabilities are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. We estimate costs associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas. When we provide for such future costs, we also record a corresponding decommissioning asset, except for closed sites where we recognize changes in estimated costs immediately in the income statement. We record the present value of estimated costs in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. We adjust estimates of future cash flows to reflect risk, and then we discount the provision using a risk free rate. In subsequent periods, we re-measure the liabilities to reflect changes in the discount rate. We accrue the unwinding of discounts on provisions over the life of each associated operating mine or plant (or, for non-operating sites, over the period until we estimate rehabilitation will be complete), such that at the end of that period the provision is equal to the balance estimated to be paid at that date. We depreciate the decommissioning asset over the life of the related asset. Judgement is required to determine assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost, result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs.

In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning our operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which we operate. We are not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on our results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Contingent liabilities

We are involved in various claims and litigation arising in the ordinary course and conduct of our business. By their nature, contingencies will be resolved only when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Assaying used to determine revenue

We measure revenue from the sale of goods at the fair value of the consideration received or receivable, net of treatment and refining charges. In determining the amount of revenue to recognize on copper concentrate sales, we use assays to estimate the metal contained in the concentrate. When we issue provisional invoices, we may use our own estimated assays to calculate the metal content and measure provisional revenue; for final invoices, we reach agreement with the customer on assays reflecting metal content.

RISK FACTORS

Set out below are certain of the risk factors applicable to our business and operations. Reference should be made to our Annual Information Form and Form 40-F for further risk factors applicable to our business and operations.

Development of Key Projects

Significant amounts of capital will be required to bring each of our Lalor and Constancia projects to full production. Our capital and operating costs for such projects may be affected by a variety of factors, including project scope changes, local currency appreciation and general cost escalation common to mining projects globally. While we believe that we will have sufficient liquidity to satisfy spending requirements to complete our key capital projects and meet our debt service obligations (including obligations under our 9.50% senior unsecured notes and the equipment financing facility with Cat Financial), to the extent that capital costs are higher than currently forecast, metals prices decline materially from current levels or we have other unanticipated demands on our liquidity, we may need to raise additional financing to complete our capital projects or seek other sources of liquidity or pursue other corporate initiatives. Given current economic circumstances and other factors, there can be no certainty that sufficient financing or other transactions will be available on acceptable terms. If such financing or transactions are not available, we may not be able to fund the development of one or both of our Constancia and Lalor projects.

Tax Refunds

We expect to receive substantial cash refunds in the next twelve months of previously paid income and value added taxes from the Canadian and Peruvian governments, respectively. Although we believe we are following the appropriate processes to obtain the refunds and commenced receiving refunds from the Peruvian government in January 2014, there is no assurance that those refunds will be received on a timely basis.

Substantial Indebtedness

We have a significant amount of indebtedness. As at December 31, 2013 our total debt was approximately US$750 million (consisting of our Notes). In addition, we have drawn down US$26.5 million under our equipment financing facility with Cat Financial and expect to draw down the remaining available funds under the facility later in the first quarter of 2014 as we complete commissioning of the related equipment. The equipment financing facility will be used to finance the purchase of up to approximately US$130 million of mobile equipment for the Constancia project. We may also incur indebtedness under our credit facilities and would have additional indebtedness in the event the Offer to acquire the issued and outstanding common shares of Augusta is successful.

Subject to the limits contained in the indenture governing our Notes and any limits under our other debt instruments existing from time to time, we may be able to incur substantial additional debt (including an offtake related financing in Peru) to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our high level of indebtedness could intensify. Specifically, our substantial level of indebtedness could have important consequences, including:

•             limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•             requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•             increasing our vulnerability to general adverse economic and industry conditions;

•             exposing us to the risk of increased interest rates as certain of our debt facilities are at variable rates of interest;

•             limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•             placing us at a disadvantage compared to other, less leveraged competitors; and

•             increasing our cost of borrowing.

Aboriginal Rights and Title

Claimed rights of aboriginal peoples, including the Mathias Colomb Cree Nation (the “MCCN”), may affect our ability to explore or develop our mineral properties or conduct operations. For example, in January and March of 2013, members of the MCCN staged two separate blockades that impeded access to our Lalor site for part of a business day. After the two blockades, we successfully applied to the Manitoba Court of Queen’s Bench for an interlocutory injunction to prevent any further blockades at our Manitoba operations. The Court’s decision in respect of the injunction at the Lalor project was recently upheld by the Manitoba Court of Appeal. While the court of Appeal’s decision removed the injunction’s application to our Reed project, it left open the possibility of extending the injunction to the Reed project should similar blockades occur in the future. There can be no assurance that other disruptions will not be initiated, which initiatives may affect our ability to explore and develop our properties and conduct our operations.

Community Relations

Our relationships and reputation, generally and particularly with the communities in which we operate and other stakeholders, are critical to the future success of our existing operations and the construction and development of our projects, including our Constancia project in Peru and our ability to explore and develop additional properties. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by those activities. Publicity adverse to us, our operations, or extractive industries generally, including as a result of anti-mining protests in Peru, could have an adverse effect on us and may impact our reputation and relationships with the communities in which we operate, including the communities surrounding the Constancia project, and other stakeholders. For example, while we have entered into life of mine agreements with two local communities directly affected by the Constancia project, there can be no assurance that disputes will not arise with such communities or other communities in the area or that we will be able to secure the agreements required to ensure we have the necessary surface rights to successfully complete the project and construct the power transmission line for the Constancia project. There is the risk that relations with local communities may be strained by real or perceived detrimental effects associated with our activities or those of other mining companies and that those strains may impact our ability to enforce these agreements or obtain necessary permits and approvals to develop and operate the Constancia project. While we are committed to operating in a socially responsible manner, there can be no assurance that our efforts, in this respect, will mitigate this potential risk.

Fluctuations in the Value of Equity Investments

We are exposed to market risk from the share prices of our equity investments in listed junior exploration companies. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. The share prices of these equity investments may be significantly affected by short-term changes in capital markets, commodity prices or in their financial condition or results of their operations, and as a result, will affect the value of our investments.

Risks Related to the Offer

Development of the Rosemont Project

The Offer to acquire Augusta has been made with the expectation that its successful completion will result in increased copper and precious metals production and enhanced growth opportunities for Hudbay. These anticipated benefits will primarily depend on whether and when the Rosemont project receives the permits required to commence construction and operate the mine. While we believe the permits will be granted, there may be a delay in their issuance and once the permits are issued they may be challenged which could cause further delays. In addition, most operational, strategic and staffing decisions with respect to the Rosemont project have not yet been made. These decisions and the ability to successfully bring the Rosemont project into production will present challenges to management, including possible unanticipated costs and liabilities, the possibility that we will not be able to retain key employees, officers and contractors of Augusta, the ability to complete construction and related infrastructure in a timely manner, changes in the legal and regulatory environment, currency fluctuations, industrial disputes and community relations, unavailability of parts, machinery or operators and other personnel, delays in the delivery of major process plant equipment, unforeseen natural events, and political, social and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, and shortage of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, and it is possible that cost overruns could occur during the construction of the Rosemont project.

The Issuance of Hudbay Shares as Consideration under the Offer

If all of the Augusta common shares are tendered to the Offer, 41,921,758 additional Hudbay common shares will be available for trading in the public market (assuming the exercise of only Augusta’s in-the-money convertible securities). The overall increase in the number of our common shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, our common shares. The perceived risk of substantial sales of our common shares, as well as any actual sales of such our common shares in the public market, could adversely affect the market price of our common shares.

Dissent and Appraisal Rights

In order for Hudbay to acquire all of the issued and outstanding Augusta common shares, it will likely be necessary, following consummation of the Offer, to effect a second step transaction. A second step transaction may result in Augusta shareholders having the right to dissent and demand payment of the fair value of their Augusta common shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Augusta shareholders for their Augusta common shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a second step transaction can be completed without Augusta shareholders exercising dissent rights in respect of a substantial number of Augusta common shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on our financial position and liquidity.

Augusta’s Public Disclosure

All information regarding Augusta contained in the Offer and accompanying circular (“Circular”), including Augusta financial information and all pro forma financial information reflecting the pro forma effects of a combination of Augusta and Hudbay that are derived in part from Augusta’s financial information, has been derived from Augusta’s public disclosure. Although we have no reason to doubt the accuracy or completeness of Augusta’s public disclosure, any inaccuracy or material omission in Augusta’s public disclosure, including the information about or relating to Augusta and its business, prospects, condition (financial or otherwise) and assets contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans or prospects of the two companies and its results of operations and financial condition.

Change of Control Provisions

Augusta may be a party to agreements (including in respect of its debt obligations) that contain change of control provisions that may be triggered following completion of the Offer, since we would hold Augusta common shares representing a majority of the voting rights of Augusta. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following consummation of the Offer or adversely affect Augusta’s results of operations and financial condition. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined company.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash costs per pound of copper sold are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three months and year ended December 31, 2013 and December 31, 2012.

	Three Months Ended		Year Ended
($000s except share and per share	Dec. 31	Dec. 31	Dec. 31	Dec. 31
amounts)	2013	2012	2013	2012
Operating cash flow before stream deposit and change in non-cash working capital	762	6,002	9,849	142,957

Weighted average shares outstanding	172,078,376	171,975,800	172,048,434	171,960,783
Operating cash flow per share	$—	$0.03	$0.06	$0.83

Cash cost per pound of copper sold

Cash cost per pound of copper sold (“cash cost”) is a non IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it is currently, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•             Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•             Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of our Company. The economics that support our decision to produce and sell copper would be different if our Company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents our calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three months and year ended December 31, 2013 and 2012.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(000’s)	2013	2012	2013	2012

By product credits:
Zinc	(54,956)	(62,688)	(219,125)	(222,570)
Gold	(25,297)	(36,070)	(99,531)	(131,770)
Silver	(3,813)	(6,311)	(14,368)	(20,979)
Other	(1,086)	(1,517)	(5,796)	(6,364)
Total by product credits	(85,152)	(106,586)	(338,820)	(381,683)
Less: deferred revenue	16,998	29,322	69,088	29,322
Less: pre-production credits	2,731	115	12,519	115
Total by product credits, net of pre-production credits	(65,423)	(77,149)	(257,213)	(352,246)

By product credits, per net copper pound sold:
Zinc	(3.45)	(2.66)	(3.58)	(2.32)
Gold	(1.59)	(1.53)	(1.63)	(1.38)
Silver	(0.24)	(0.27)	(0.23)	(0.22)
Other	(0.06)	(0.06)	(0.09)	(0.06)
Total by product credits	(5.34)	(4.52)	(5.53)	(3.98)
Less: deferred revenue	1.06	1.24	1.13	0.30
Less: pre-production credits	0.17	—	0.20	—
Total by product credits, net of pre-production credits	(4.11)	(3.28)	(4.20)	(3.68)

Cash cost, before by-product credits	99,857	124,059	373,906	458,934
By-product credits, net of pre-production credits	(65,423)	(77,149)	(257,213)	(352,246)
Cash cost, after by-product credits	34,434	46,910	116,693	106,688

Pounds of copper sold	16,735	23,553	63,280	95,821
Less: pre-production pounds of copper sold	799	—	2,052	—
Net pounds of copper sold	15,936	23,553	61,228	95,821

Cash cost, before by-product credits (per pound)	6.27	5.27	6.11	4.79
By-product credits (per pound)	(4.11)	(3.28)	(4.20)	(3.68)
Cash cost, after by-product credits (per pound)	2.16	1.99	1.91	1.11

Reconciliation to IFRS:
Cash cost, after by-product credits	34,434	46,910	116,693	106,688
By-product credits	85,152	106,586	338,820	381,683
Change in deferred revenues	(16,998)	(29,322)	(69,088)	(29,322)
Pre-production revenue	(2,731)	(115)	(12,519)	(115)
Treatment and refining charges	(5,332)	(5,529)	(19,853)	(22,709)
Share based payment	337	505	1,021	1,377
Adjustments related to zinc inventory write-downs (reversals)	5,011	(1,955)	5,011	(5,420)
Demolition and rehabilitation	—	555	—	684
Cost of sales - operating costs (excluding depreciation)	99,873	117,635	360,085	432,866

Cash cost after by-product credits in the fourth quarter of 2013 was $2.16/lb, compared to $1.99/lb for the same period in 2012 due to higher per unit operating costs as Lalor ramps up to capacity by the second half of 2014, and lower realized copper grades at 777, as a result of the deferral of certain high grade copper zones from the 2013 mining plan.

Cash cost after by-product credits for year ended December 2013 was $1.91/lb, compared to $1.11/lb in 2012 due to the same factors that affected fourth quarter cash costs and also due to lower production volumes over the full year as a result of the planned closures of the Trout Lake and Chisel North mines in the second half of 2012.

Disclosure Controls and Procedures and Internal ControlS Over Financial Reporting

Disclosure controls and procedures

Management is responsible for establishing and maintaining adequate disclosure controls and procedures. As of December 31, 2013, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the U.S. Securities and Exchange Commission). Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) supervised and participated in this evaluation.

Based on management’s evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Internal control over financial reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our ICFR based upon the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2013.

Our annual management report on internal control over financial reporting will be included in our Annual Report on Form 40-F to be filed with the Canadian provincial regulatory authorities and the SEC.

The Company’s internal control over financial reporting as at December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2013. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte LLP, our Independent Registered Chartered Accountants, have audited our consolidated financial statements for the year ended December 31, 2013 for purposes of providing reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements.

Changes in ICFR

We did not make any changes to ICFR during the year ended December 31, 2013 that materially affected, or are reasonably likely to materially affect, our ICFR.

Inherent limitations of controls and procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.